SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

i2 Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.0025 Per Share, of i2 Technologies, Inc., Having

an Exercise Price of $45.00 Per Share or Higher

(Title of Class of Securities)

465754208

(CUSIP Number of Class of Securities (Underlying Common Stock))

Michael J. Berry

Executive Vice President and Chief Financial Officer

i2 Technologies, Inc.

One i2 Place

11701 Luna Road

Dallas, Texas 75234

(469) 357-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPY TO:

Zaitun Poonja

Rani Doyle

Morgan Lewis & Bockius LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, CA 94306

(650) 843-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by i2 Technologies, Inc., a Delaware corporation, pursuant to General Instruction D to Schedule TO.

Item 12. Exhibits.

(a)(5)(A)	Email distributed to i2 Technologies, Inc.’s employees announcing the acceleration of certain underwater options and an option exchange program proposed to be implemented in 2006.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(A)	Email distributed to i2 Technologies, Inc.’s employees announcing the acceleration of certain underwater options and an option exchange program proposed to be implemented in 2006.